

Mail Stop 3561

January 3, 2017

Kevin B. Williams
Chief Executive Officer
Wellspring Aerospace International, Inc.
3933 Clayton Road West
Fort Worth, Texas 76116

     Re: Wellspring Aerospace International, Inc.
           Registration Statement on Form S-1
           Filed December 6, 2016
           File No. 333-214925

Dear Mr. Williams:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please disclose that you are a "shell company" as defined by Rule 405 under the Securities Act of 1933 or provide us with your analysis why you do not fit the definition of a "shell company." We note in this regard your assets consist solely of cash and prepaid expenses and your disclosure on page 3 that you have not engaged in business operations and need the proceeds of this offering to commence executing your business plan.

2. Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Market and Industry Data, page 3

3. You state that you do not guarantee the accuracy or completeness of the information provided by third-party sources. You are responsible for all of the information you include in your registration statement. Please revise this statement accordingly.

Risk Factors, page 6

4. Consistent with your disclosure on page 38, please add a risk factor to discuss any potential material conflicts of interest. We also note from your disclosure on page 34 that Mr. Williams remains the CEO of Crosslands and Mr. Eaton may continue to practice law. Please briefly identify and discuss the outside business activities of your executive officers, and the potential conflicts that exist as a result of these other commitments, if material.

Use of Proceeds, page 17

5. Please disclose the amount of net proceeds that you currently intend to use for each purpose identified, including (i) hiring a third-party engineering, design and consulting firm to prepare plans for the CA-6 aircraft wind tunnel testing and FAA certification, (ii) conducting preliminary research and marketing activities for potential purchasers and end-users of the CA-6, (iii) pursuing additional funding, and (iv) continuing other development activities related to your proposed aircraft.

6. We note you show the planned use of proceeds assuming the sale of 25% and 100% of the shares being offered. Please also disclose your planned use of proceeds assuming the sale of 50% and 75% of the shares being offered.

Business of the Company, page 18

7. Please include specific information here and on page 29 regarding each material event or step required to pursue each of your planned activities, and the associated costs accompanying each proposed step in your business plan. For example, please discuss the material steps and costs to complete the initial engineering designs of the CA-6, create a scale model for wind tunnel testing and what is involved in such testing, and complete the initial design review. Similarly, please discuss the material steps and costs to complete the pre-production prototype aircraft manufacturing and assembly.

8. Please reconcile your disclosure that the preliminary design phase changes before final engineering designs are completed will take approximately 10 months with your disclosure that the detailed designs and development and engineering drawings will be complete in 8 months.

Employees, page 21

Plan of Distribution, page 23

9. We note your disclosure that Mr. Williams will be the sole officer engaged in the selling the shares, but that both Mr. Williams and Mr. Eaton will not register as a broker-dealer for the reasons outlined. Please revise to clarify if Mr. Eaton will also participate in selling the shares.

Business of the Company, page 28

10. We note the disclosure that you have developed a plan to create certain information systems relating to the engineering, design operation and function of the aircraft. Please discuss in greater detail the plan you have developed to complete the creation of these information systems and the anticipated timeline and costs associated such development.

Continuing Plan of Operation (0-12 months), page 32

11. Please discuss the material steps and necessary financing needed to engage a third-party engineering and design firm to perform your planned engineering and design of the CA-6.

Transactions with Related Persons, page 42

12. We note that you have included a second section heading for Indemnification, but that the disclosure related to indemnification follows the disclosure related to transactions with related persons. Please revise for clarity.

13. Please discuss the promissory notes and loans advanced from related parties in this section, including identifying the related party that made each loan or promissory notes and the amounts involved. We also note that Kevin Reynolds provides office space to you. Please disclose your rent arrangement in this section.

Directors and Executive Officers, page 34

14. Please disclose the month and year upon which each executive officer began serving in their respective capacity. Please also disclose the dates of each person's principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e) of Regulation S-K.

Exhibit 23.1

15. Please include a currently dated consent from your auditor in the next amendment of your filing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Michael J. Morrison, Chtd.